VIA EDGAR

April 5, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”); File No. 811-21295 – Preliminary Proxy Statement

Dear Ms. White:

This letter is in response to the comments you provided with respect to the Preliminary Proxy Statement filed on behalf of JPMorgan Diversified Real Return Fund (the “Fund”), a series of the Trust, on March 10, 2016. Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Definitive Proxy Statement.

1. Comment: The word “agreement” is missing from the proposal on the “Notice of Special Meeting of Shareholders.”

Response: The proposal will be revised to read: “To approve a new investment advisory agreement for the Fund.”

2. Comment: The “Proposal Overview and Board Recommendation” indicates that the New Advisory Agreement includes a provision reflecting that shareholders of the Fund are not third party beneficiaries of the New Advisory Agreement or any agreement with the Fund’s service providers. The New Advisory Agreement does not reference any agreement with the Fund’s service providers. Please delete this reference or provide additional disclosure.

Response: The reference to “any agreement with the Fund’s service providers” will be deleted from the Proxy Statement.

3. Comment. Under “Current Strategy,” please define CPI-U swaps the first time it appears.

Response: The disclosure will be revised to read “swaps that are based on the non-seasonally adjusted Consumer Price Index for all Urban Consumers (CPI-U).”

4. Comment. Under “Current Strategy,” please include a chart similar to the Chart for the Proposed New Strategy.

Response: The disclosure will be revised to include the following:

“The types of investments and anticipated percentages of the Fund’s assets that the Fund expects to allocate to Underlying Funds under the Current Strategy are further described below:

Fixed Income Funds that invest in inflation-protected securities or portfolios	Approximately 60%
Equity Funds or ETNs that invest in REITs, real estate related securities, natural resources and infrastructure	Approximately 25%
Underlying Funds or ETNs that have exposure to commodities	Approximately 10%
Cash and Cash Equivalents	Approximately 5%

5. Comment. Under “Proposed New Strategy,” please consider separating the ranges for “Commodities & Alternatives” into two different categories as it appears investments with exposure to commodities are limited to 25%.

Response: The Fund’s exposure to commodities is not limited to 25% but rather the Fund’s allocation may be up to 50% as accessed through the Cayman subsidiary’s exposure to commodities as well as the Fund’s direct exposure through its investments. Under the Proposed New Strategy, the Adviser, from a portfolio management standpoint, will view “Commodities & Alternatives” holistically as a broad asset class with an aggregate allocation of 0% to 50%. As a result of the foregoing, the Adviser does not believe it would be consistent with the strategy to break the “Commodities & Alternatives” into two separate categories.

6. Comment. In several places, the Proxy references the “New Strategy” rather than the “Proposed New Strategy.” Please revise to be consistent with defined terms.

Response: The disclosure will be revised to reference the “Proposed New Strategy.”

7. Comment. The discussion concerning the benefits to shareholders should be revised to be more balanced and disclose that the costs of repositioning the Fund will be borne by shareholders.

Response: Additional disclosure will be added to the Definitive Proxy Statement including the following:

“While the Adviser and the Board believe that the Proposed New Strategy is in the best interest of shareholders, the Fund’s risk exposure may be increased as a result of the Proposed New Strategy. The Fund’s main risks, as described in the Fund’s prospectuses, currently include General Market Risk, Investment Company and ETF Risk, Strategy Risk, Commodity Risk, Natural Resources Risk, Securities of Real Estate Companies and REITs Risk, Infrastructure Risk, Foreign Securities and Emerging Markets Risk, Income Securities Risk, Equities Securities Risk, Derivatives Risk, High Yield Securities and Loan Risk, Exchange Traded Notes Risk, and Transactions Risk. The Fund’s exposure to such risks may be increased due to the Fund’s direct use of investments that were previously accessed via investment in Underlying Funds as well as direct investments in additional types of securities and investments that are more sensitive to such risks or that are subject to additional risks.

In addition, under the Proposed New Strategy, the Fund would also be indirectly exposed to the risks associated with the Subsidiary’s investments, including tax risks, commodities risks and derivatives risks. As the Fund transitions from its Current Strategy to the Proposed Investment Strategy, it is anticipated that the Fund would likely engage in active and frequent trading leading to increased portfolio turnover, higher transaction costs, and the possibility of increased capital gains. Shareholders will indirectly bear the costs associated with higher portfolio turnover as the Fund transitions from a fund-of-funds structure to the Proposed New Strategy.”

8. Comment. Disclose that the Fund may continue to utilize Underlying Funds as part of its principal investment strategies if the Proposed New Strategy is implemented.

Response: The following new disclosure with be added to the Definitive Proxy Statement:

“While the Fund will have the flexibility to invest in Underlying Funds as part of its principal investment strategy, particularly as it repositions from a fund-of-funds structure to the Proposed New Strategy, the Fund will focus on direct investments under the Proposed New Strategy.”

9. Comment: On page 8 of the Preliminary Proxy Statement, please describe the 500% difference as an “increase” rather than a “change.”

Response: The proposed revision will be made.

10. Comment: On Footnote 1 to the fee table, disclose whether any fees are subject to recoupment or reimbursement.

Response: The fee waiver/expense reimbursements described in footnote 1 to the Funds’ fee tables are not subject to reimbursement or recoupment.

11. Comment: On page 11, please confirm whether the reference to “Proposal 2” should be revised.

Response: The reference to “Proposal 2” will be changed to the “Proposal.”

12. Comment: On page 19, please provide more specificity concerning the principal occupations of JPMIM’s directors and officers listed in the table.

Response: The disclosure will be revised to provide further specificity concerning the principal occupations of directors and officers of JPMIM.

13. Comment: In the Proxy Solicitation section, please include the disclosure required by Item 4(a)(3)(ii).

Response: Disclosure concerning the cost of Computershare’s services will be added to the Proxy Solicitation section.

In connection with your review of the Fund’s Preliminary Proxy Statement filed by the Trust on behalf of the Fund on March 10, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary